INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(unaudited)
for the three and nine-month periods ended September 30, 2022

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	September 30, 2022	December 31, 2021
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	220,438	230,779
Client and trust funds on deposit	1,383,306	1,199,904
Investments [note 8]	37,590	131,772
Accounts receivable and prepaid expenses	276,884	272,962
Income taxes receivable	25,994	3,607
Total current assets	1,944,212	1,839,024
Capital assets, net	56,747	52,596
Right-of-use assets	145,762	142,606
Intangibles [note 2]	6,653,020	6,185,237
Deferred income taxes	67,713	56,901
Other assets [note 5]	415,913	383,187
Total assets	9,283,367	8,659,551
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	316,157	369,081
Current portion of provisions and other financial liabilities [note 4]	384,389	572,432
Redeemable non-controlling interests [note 5]	640,816	—
Dividends payable [note 7]	66,070	71,072
Client and trust funds payable	1,390,562	1,202,079
Income taxes payable	3,531	19,035
Current portion of long-term debt [note 3]	400,513	444,486
Current portion of lease liabilities	21,929	20,216
Total current liabilities	3,223,967	2,698,401
Long-term debt [note 3]	3,548,199	3,331,552
Provisions and other financial liabilities [note 4]	185,066	379,641
Deferred income taxes	481,384	480,777
Lease liabilities	155,770	153,540
Total liabilities	7,594,386	7,043,911
Equity
Share capital [note 6(a)]	1,692,395	1,810,153
Contributed surplus	39,510	28,368
Deficit	(118,247)	(226,715)
Accumulated other comprehensive income (loss)	45,682	(23,289)
Total equity attributable to the shareholders of the Company	1,659,340	1,588,517
Non-controlling interests	29,641	27,123
Total equity	1,688,981	1,615,640
Total liabilities and equity	9,283,367	8,659,551
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	William Butt Director

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended September 30

	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	386,734	460,928
Trailer fees and deferred sales commissions	(119,229)	(143,401)
Net asset management fees	267,505	317,527
Canada wealth management fees	129,189	132,467
U.S. wealth management fees	164,071	108,100
Other revenues	26,649	11,158
Foreign exchange (losses)	(73,897)	(50,264)
Other gains (losses)	102	(1,102)
Total net revenues	513,619	517,886

EXPENSES
Selling, general and administrative [notes 4 and 5]	245,574	201,897
Advisor and dealer fees	98,293	103,367
Interest and lease finance [note 3]	38,575	31,604
Amortization and depreciation [note 11]	12,975	10,341
Amortization of intangible assets from acquisitions	27,725	16,420
Transaction, integration, restructuring and legal settlements	13,089	3,937
Change in fair value of contingent consideration [note 4]	22,466	61,423
Other	17,094	6,495
Total expenses	475,791	435,484
Income before income taxes	37,828	82,402

Provision for (recovery of) income taxes
Current	47,882	47,039
Deferred	(24,413)	(10,072)
	23,469	36,967
Net income (loss) for the period	14,359	45,435
Net income (loss) attributable to non-controlling interests	(523)	1,601
Net income (loss) attributable to shareholders	14,882	43,834
Basic earnings per share attributable to shareholders [note 6(e)]	$0.08	$0.22
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.08	$0.22

Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	60,858	34,463
Total other comprehensive income, net of tax	60,858	34,463
Comprehensive income for the period	75,217	79,898
Comprehensive income attributable to non-controlling interests	2,024	2,471
Comprehensive income attributable to shareholders	73,193	77,427
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the nine-month period ended September 30

	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	1,228,636	1,327,189
Trailer fees and deferred sales commissions	(378,470)	(413,785)
Net asset management fees	850,166	913,404
Canada wealth management fees	397,538	371,938
U.S. wealth management fees	497,498	224,188
Other revenues	69,505	55,825
Foreign exchange (losses)	(95,292)	(21,890)
Other gains (losses)	(5,391)	6,864
Total net revenues	1,714,024	1,550,329

EXPENSES
Selling, general and administrative [notes 4 and 5]	742,873	527,722
Advisor and dealer fees	304,912	291,870
Interest and lease finance [note 3]	110,687	77,175
Amortization and depreciation [note 11]	36,260	30,072
Amortization of intangible assets from acquisitions	79,244	37,643
Transaction, integration, restructuring and legal settlements	21,476	22,334
Change in fair value of contingent consideration [note 4]	(49,423)	106,042
Other [note 3]	25,404	46,358
Total expenses	1,271,433	1,139,216
Income before income taxes	442,591	411,113

Provision for (recovery of) income taxes
Current	142,458	151,439
Deferred	(10,001)	(28,961)
	132,457	122,478
Net income for the period	310,134	288,635
Net income attributable to non-controlling interests	895	3,006
Net income attributable to shareholders	309,239	285,629
Basic earnings per share attributable to shareholders [note 6(e)]	$1.62	$1.41
Diluted earnings per share attributable to shareholders [note 6(e)]	$1.61	$1.39

Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	71,799	8,035
Total other comprehensive income, net of tax	71,799	8,035
Comprehensive income for the period	381,933	296,670
Comprehensive income attributable to non-controlling interests	3,968	3,103
Comprehensive income attributable to shareholders	377,965	293,567
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the nine-month period ended September 30

	Share capital [note 6(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2022	1,810,153	28,368	(226,715)	(23,289)	1,588,517	27,123	1,615,640
Comprehensive income	—	—	309,239	68,726	377,965	3,968	381,933
Dividends declared [note 7]	—	—	(99,849)	—	(99,849)	—	(99,849)
Shares repurchased, net of tax	(121,342)	—	(100,751)	—	(222,093)	—	(222,093)
Business combination and acquisition of minority interests [note 2]	—	—	(171)	245	74	3,831	3,905
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 6]	1,500	—	—	—	1,500	—	1,500
Issuance of share capital for equity-based plans, net of tax	2,084	(2,084)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	13,238	—	—	13,238	—	13,238
Net distributions to non-controlling interests	—	(12)	—	—	(12)	(5,281)	(5,293)
Change during the period	(117,758)	11,142	108,468	68,971	70,823	2,518	73,341
Balance, September 30, 2022	1,692,395	39,510	(118,247)	45,682	1,659,340	29,641	1,688,981

Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	285,629	7,938	293,567	3,103	296,670
Dividends declared [note 7]	—	—	(106,982)	—	(106,982)	—	(106,982)
Shares repurchased, net of tax	(140,489)	—	(194,899)	—	(335,388)	—	(335,388)
Business combination and acquisition of minority interests [note 2]	—	—	—	—	—	7,709	7,709
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 6]	77,638	—	—	—	77,638	—	77,638
Issuance of share capital for equity-based plans, net of tax	1,142	(1,142)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	12,066	—	—	12,066	—	12,066
Net distributions to non-controlling interests	—	—	—	—	—	(1,516)	(1,516)
Change during the period	(61,709)	10,924	(16,252)	7,938	(59,099)	9,296	(49,803)
Balance, September 30, 2021	1,806,288	33,741	(303,873)	(12,808)	1,523,348	44,579	1,567,927
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30

	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	14,359	45,435
Add (deduct) items not involving cash
Other losses (gains)	(102)	931
Change in fair value of contingent consideration [note 4]	22,466	61,423
Contingent consideration recorded as compensation [notes 4 and 5]	3,789	4,196
Recognition of vesting of redeemable non-controlling interests [note 5]	907	—
Equity-based compensation	7,142	6,484
Amortization and depreciation [note 11]	12,975	10,341
Amortization of intangible assets from acquisitions	27,725	16,420
Deferred income taxes	(24,413)	(10,072)
Cash provided by operating activities before net change in operating assets and liabilities	64,848	135,158
Net change in operating assets and liabilities	38,412	47,337
Cash provided by operating activities	103,260	182,495
INVESTING ACTIVITIES
Purchase of investments	(503)	(3,589)
Proceeds on sale of investments	903	1,215
Additions to capital assets	(4,061)	(1,123)
Decrease (increase) in other assets	42,829	(2,402)
Additions to intangibles	(2,449)	(3,888)
Cash paid to settle acquisition liabilities [note 4]	(27,063)	(43,628)
Acquisitions, net of cash acquired [note 2]	—	(134,375)
Cash provided by (used in) investing activities	9,656	(187,790)
FINANCING ACTIVITIES
Issuance of long-term debt	75,000	—
Repurchase of share capital	(79,422)	(99,100)
Payment of lease liabilities	(5,864)	(6,040)
Net distributions to non-controlling interest	(2,444)	(745)
Dividends paid to shareholders [note 7]	(34,592)	(36,239)
Cash used in financing activities	(47,322)	(142,124)
Net increase (decrease) in cash and cash equivalents during the period	65,594	(147,419)
Cash and cash equivalents, beginning of period	154,844	801,338
Cash and cash equivalents, end of period	220,438	653,919
(*) Included in operating activities are the following:
Interest paid	12,919	10,887
Income taxes paid	70,687	39,215
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the nine-month period ended September 30

	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	310,134	288,635
Add (deduct) items not involving cash
Other losses (gains)	5,391	(8,590)
Change in fair value of contingent consideration [note 4]	(49,423)	106,042
Contingent consideration recorded as compensation [notes 4 and 5]	22,669	5,135
Recognition of vesting of redeemable non-controlling interests [note 5]	1,413	—
Equity-based compensation	18,003	16,152
Amortization and depreciation [note 11]	36,260	30,072
Amortization of intangible assets from acquisitions	79,244	37,643
Deferred income taxes	(10,001)	(28,961)
Loss on repurchases of long-term debt [note 3]	—	24,920
Cash provided by operating activities before net change in operating assets and liabilities	413,690	471,048
Net change in operating assets and liabilities	8,486	31,218
Cash provided by operating activities	422,176	502,266
INVESTING ACTIVITIES
Purchase of investments	(611)	(5,077)
Proceeds on sale of investments	95,633	7,409
Additions to capital assets	(12,925)	(4,259)
Decrease (increase) in other assets	58,264	(42,277)
Additions to intangibles	(6,726)	(9,616)
Cash paid to settle acquisition liabilities [note 4]	(83,977)	(89,096)
Acquisitions, net of cash acquired [note 2]	(161,557)	(508,647)
Cash used in investing activities	(111,899)	(651,563)
FINANCING ACTIVITIES
Repayment of long-term debt	(297,500)	(566,209)
Issuance of long-term debt	240,000	1,407,296
Repurchase of long-term debt	—	(50,732)
Repurchase of share capital	(229,708)	(343,887)
Payment of lease liabilities	(16,184)	(14,177)
Issuance of redeemable non-controlling interest [note 5]	92,906	—
Net distributions to non-controlling interest	(5,281)	(1,837)
Dividends paid to shareholders [note 7]	(104,851)	(110,836)
Cash provided by (used in) financing activities	(320,618)	319,618
Net increase (decrease) in cash and cash equivalents during the period	(10,341)	170,321
Cash and cash equivalents, beginning of period	230,779	483,598
Cash and cash equivalents, end of period	220,438	653,919
(*) Included in operating activities are the following:
Interest paid	78,158	60,151
Income taxes paid	177,915	130,471
(see accompanying notes)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 15 York Street, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on November 9, 2022.
BASIS OF PRESENTATION
The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2021.
BASIS OF CONSOLIDATION
The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], CI Private Counsel LP, Northwood Family Office Ltd. [“Northwood”], and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”],

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

and their respective subsidiaries.
•CI’s U.S. subsidiaries include Balasa Dinverno Foltz LLC, Barrett Asset Management, LLC, Bowling Portfolio Management LLC, Brightworth, LLC [“Brightworth”], Budros, Ruhlin & Roe, Inc., Columbia Pacific Wealth Management, Corient Capital Partners, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, Galapagos Wealth Management, LLC, Gofen and Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners LLC [“OCM”], Portola Partners Group, Radnor Financial Advisors [“Radnor”], Regent Atlantic Capital, LLC [“Regent”], RGT Wealth Advisors, LLC, Segall Bryant and Hamil, LLC [“SBH”], Stavis & Cohen Financial, LLC, Surevest LLC, R.H. Bluestein & Co, The Cabana Group, LLC [“Cabana”], The Roosevelt Investment Group, Inc. and their respective subsidiaries [together, the “U.S. RIAs”]. With the exception of SBH, these U.S. RIAs are subsidiaries of CI Private Wealth U.S., LLC [“CIPW”] where CI has a controlling interest as described in Note 5.
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•For subsidiaries Marret, OCM and Cabana, where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the unaudited interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets. For subsidiaries where CI holds a controlling interest, put and call options, or other exchange agreements, with respect to the remaining minority interests in the acquired businesses may exist. CI considers the non-controlling interest to have been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income, and records a corresponding liability with respect to the present value of the amount that could be required to be paid to the minority interest holders under the agreements.
Hereinafter, CI and its subsidiaries are referred to as CI.
2.    BUSINESS ACQUISITIONS
[A] Acquisitions – nine-month period ended September 30, 2022
Canada Wealth Management
On April 1, 2022, CI completed the 100% acquisition of Northwood Family Office Ltd., a Canadian multi-family office. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the Canada wealth management segment.
U.S. Wealth Management
During the nine-month period ended September 30, 2022, CI completed the following acquisitions.
•Corient Capital Partners, LLC
•Galapagos Partners L.P.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

•OCM asset acquisition of FundX Investments Group LLC
The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the U.S. wealth management segment.
Details of the net assets acquired during the nine-month period ended September 30, 2022, at fair value, are as follows:

	U.S. Wealth Management	Canada Wealth Management	Total
	$	$	$
Cash and cash equivalents	2,326	248	2,574
Accounts receivable and prepaid expenses	7,828	5,238	13,066
Capital assets	303	226	529
Right-of-use assets	4,328	393	4,721
Deferred tax	—	(6,512)	(6,512)
Intangibles	100,205	24,572	124,777
Other assets	74	834	908
Accounts payable and accrued liabilities	(383)	(4,257)	(4,640)
Provision for other liabilities	—	(604)	(604)
Lease liabilities	(4,328)	(436)	(4,764)
Fair value of identifiable net assets	110,353	19,702	130,055
Goodwill on acquisition	149,181	50,086	199,267
Total acquired cost	259,534	69,788	329,322

Cash consideration	112,148	51,983	164,131
Share consideration	—	1,500	1,500
Redeemable share units	22,996	6,817	29,813
Contribution by non-controlling interest	3,049	—	3,049
Provision for other liabilities	121,341	9,488	130,829
	259,534	69,788	329,322
The businesses acquired in 2022 contributed revenue of $22,384 and net income of $6,718 to CI for the nine-month period ended September 30, 2022. If the acquisitions had occurred on January 1, 2022, the consolidated pro-forma revenue and net income for the nine-month period ended September 30, 2022 would have been $1,727,628 and $313,843, respectively.
Included in intangibles are fund administration contracts with a fair value of $124,777 with a finite life of 12 years. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the acquired companies under a common platform. Such synergies identified include referring clients amongst each other and cross-border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the acquired companies become part of the much larger collective of CI. Goodwill of $149,181 for the U.S. RIAs is deductible for income taxes.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $73,324 is due within 180 days to 1 year from the date of acquisition. Contingent consideration of $57,505 is payable in cash within one to three years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in one to three years from the date of acquisition, which is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 4.
The purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.
[B] Acquisitions – year ended December 31, 2021
During the year ended December 31, 2021, CI completed the acquisition of controlling interests in the following Canadian and U.S. investment advisory firms, included in the Canadian and U.S. wealth management segments:
Canada Wealth Management
•Stonegate Services Halifax
•CIPW Advisory Inc.
U.S. Wealth Management
•Segall Bryant & Hamill, LLC
•Barrett Asset Management, LLC
•Brightworth, LLC
•Dowling & Yahnke, LLC
•Radnor Financial Advisors
•Portola Partners Group
•Budros, Ruhlin & Roe, Inc.
•Matrix Capital Advisors, LLC
•McCutchen Group LLC
•Odyssey Wealth Management, LLC
•Regent Atlantic Capital, LLC
•Gofen and Glossberg, LLC
•R.H. Bluestein & Co.
•Columbia Pacific Wealth Management
The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the U.S. wealth management segment.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Asset Management
On May 1, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments.
[C] Net Assets Acquired – year ended December 31, 2021
Details of the net assets acquired during the year ended December 31, 2021, at fair value, are as follows:

	U.S. Wealth Management	Canada Wealth Management	Asset Management	Total
	$	$	$	$
Cash and cash equivalents	36,640	883	145	37,668
Accounts receivable and prepaid expenses	51,487	381	292	52,160
Capital assets	10,921	123	68	11,112
Right-of-use assets	57,340	154	—	57,494
Deferred tax	—	(6,585)	(1,344)	(7,929)
Intangibles	714,013	27,655	5,041	746,709
Other assets	854	20	24	898
Accounts payable and accrued liabilities	(102,859)	(1,655)	(233)	(104,747)
Long-term debt	(236,964)	—	—	(236,964)
Lease liabilities	(57,340)	(154)	—	(57,494)
Fair value of identifiable net assets	474,092	20,822	3,993	498,907
Non-controlling interest	5,700	5,022	—	10,722
Acquisition date fair value of initial interest	—	—	(2,016)	(2,016)
Goodwill on acquisition	1,144,182	54,340	2,463	1,200,985
Total acquired cost	1,623,974	80,184	4,440	1,708,598

Cash consideration	962,212	6,605	3,440	972,257
Share consideration	26,088	36,649	1,000	63,737
Provision for other liabilities	635,674	36,930	—	672,604
	1,623,974	80,184	4,440	1,708,598
The businesses acquired in 2021 contributed revenue of $165,837 and net income of $36,913 to CI for the year ended December 31, 2021. If the acquisitions had occurred on January 1, 2021, the consolidated pro-forma revenue and net income for the year ended December 31, 2021 would have been $2,999,089 and $472,694, respectively.
Included in intangibles are fund contracts with a fair value of $718,531 with a finite life of 12 years, indefinite-life fund management contracts of $27,807 and other intangibles of $371. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the U.S. RIAs under a common platform. Such synergies identified include referring clients amongst U.S. RIAs and cross-border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

efficiencies in things such as supply contract negotiation as the U.S. RIAs become part of the much larger collective of CI. Goodwill of $1,144,182 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $542,505, including put options payable of $279,896, is due within one to four years from the date of acquisition. The put options represent the fair value of embedded options to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms as described in Note 5. Contingent consideration of $130,099 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in two to three years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 4.
Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
Certain purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.
[D] Acquisitions subsequent to September 30, 2022
U.S. Wealth Management
On October 3, 2022, CI completed the acquisition of certain assets of Eaton Vance WaterOak Advisors, LLC, an investment advisory firm. The estimated fair values of the assets acquired are being finalized.
On October 3, 2022, CI completed the acquisition of Inverness Counsel, LLC, an investment advisory firm. The estimated fair values of the assets and liabilities assumed are being finalized.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

3.LONG-TERM DEBT
Long-term debt consists of the following:

				As at	As at
				September 30, 2022	December 31, 2021
				$	$
Credit facility
Prime rate loan				240,000	—
Banker’s acceptances				—	297,500
Fiduciary Network, LLC			December 15, 2022	160,513	146,986
				400,513	444,486
Debenture principal amount	Interest rate	Issued date	Maturity date
$301 million	3.215%	July 22, 2019	July 22, 2024	300,542	300,257
$450 million	3.759%	May 26, 2020	May 26, 2025	448,582	448,278
$250 million	3.904%	September 27, 2017	September 27, 2027	249,141	249,032
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,319,428	1,207,689
$900 million USD	4.100%	June 2, 2021	June 15, 2051	1,230,506	1,126,296
				3,548,199	3,331,552
Long-term debt				3,948,712	3,776,038
Current portion of long-term debt				400,513	444,486
CREDIT FACILITY
CI maintains a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on May 27, 2024. The terms of the credit facility were amended on May 27, 2022 and November 7, 2022. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 4.0:1 (4.5:1 effective November 7) and that CI’s assets under management not fall below $85 billion at any time. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.
DEBENTURES AND NOTES
On January 18, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [the “2021 Debentures”] at an average price of $101.903, and recorded a loss of $3,805, included in other expenses. On February 19, 2021, CI redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.
In connection with the redemption of the 2021 Debentures, on January 18, 2021, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.
During the year ended December 31, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

LOANS PAYABLE
In connection with an acquisition, on December 30, 2021, CI assumed a loan agreement of $116,200 USD ($146,986 CAD), maturing on December 15, 2024. The loan bears interest at a fixed amount of $1,258 USD on a quarterly basis.
Subsequent to September 30, 2022, Fiduciary Network, LLC elected to terminate the loan payable with the outstanding principal balance plus accrued interest due on December 15, 2022. The loan payable has been included in the current portion of long-term debt as at September 30, 2022.
4. PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its consolidated financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the nine-month period ended September 30, 2022 and the year ended December 31, 2021, are as follows:

	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
	September 30, 2022	September 30, 2022	December 31, 2021	December 31, 2021
	$	$	$	$
Provisions and other financial liabilities, beginning of period	41,259	910,814	46,181	337,371
Additions	4,567	131,550	23,478	743,426
Amounts used	(10,996)	(485,165)	(28,390)	(324,272)
Amounts reversed	(52)	(963)	(10)	(1,842)
Fair value change – acquisition liabilities	—	(56,305)	—	157,102
Translation – acquisition liabilities	—	34,746	—	(971)
Provisions and other financial liabilities, end of period	34,778	534,677	41,259	910,814
Current portion of provisions and other financial liabilities	3,841	380,548	6,942	565,490

ACQUISITION-RELATED LIABILITIES
Included in provisions and other financial liabilities in connection with business acquisitions are:

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

	As at	As at
	September 30, 2022	December 31, 2021
Deferred consideration	144,961	136,053
Fair value of contingent consideration	333,562	346,894
Fair value of put arrangements	56,154	427,867
Total acquisition liabilities	534,677	910,814
Deferred consideration represents guaranteed deferred payments on acquisitions and typically settle in 90 to 270 days.
Contingent consideration represents the estimated fair value of earn-out payments tied to the acquired companies exceeding certain predefined financial metrics, and is revalued on a quarterly basis. Included in selling, general and administrative expenses for the three and nine-month periods ended September 30, 2022, is compensation expense of $3,789 and $6,941, respectively [three and nine-month periods ended September 30, 2021 – $4,196 and $5,135, respectively] related to the accretion of earn-out payments.
As at September 30, 2022, three contingent earn-out payments have no maximum payout stipulated in the respective purchase agreements with a liability recorded of $39,574 [December 31, 2021 – $69,503]. For the remaining contingent earn-out arrangements, the total maximum potential payout was $803,768 as at September 30, 2022 [December 31, 2021 – $715,105].
Put options represent the fair value of embedded options in the acquisition purchase agreements to exchange minority interests for cash, subject to specific terms, and are revalued on a quarterly basis.
The majority of put options payable as at December 31, 2021 were satisfied with the issuance of redeemable instruments in one of CI’s subsidiaries in January 2022 as disclosed in Note 5.
Included in total acquisition liabilities are foreign translation adjustments since the date of the acquisitions. Fair value adjustments to the acquisition liabilities are included in the change in fair value of contingent consideration.
During the nine-month period ended September 30, 2022, CI paid cash of $101,498 to settle acquisition liabilities.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three and nine-month periods ended September 30, 2022 and 2021, no insurance proceeds were received related to the settlement of legal claims.
During the nine-month period ended September 30, 2022, CI recorded provisions of $4,567 for legal and severance

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

[December 31, 2021 – $23,478]. As at September 30, 2022, a provision of $34,778 remains [December 31, 2021 – $41,259].
5. REDEEMABLE NON-CONTROLLING INTERESTS
On January 1, 2022, CI established CIPW to serve as the holding entity for its U.S. wealth management acquisitions. CIPW acquired the remaining stakes in the wealth management businesses it did not fully own in exchange for an interest in CIPW. In addition, certain former owners of its U.S. wealth management acquisitions and others invested cash in CIPW in exchange for redeemable units of CIPW (“CIPW units”). In certain cases, bridge financing was provided to purchase units, which are full recourse loans with customary interest rates. These loans are expected to be fully transferred to third party institutions by the end of 2022 and guaranteed by CI. At September 30, 2022, approximately $34,478 ($24,984 USD) have been transferred to third party institutions under this arrangement. As at September 30, 2022, loans of $43,018 ($31,143 USD) are outstanding and included in other assets. CI also settled a contingent consideration obligation in CIPW units. Lastly, CI granted restricted redeemable units of CIPW to certain employees, subject to vesting provisions while still employed. The CIPW units can only be sold to CI.
On April 1, 2022, CI established CI Private Wealth Canada LTD (“CIPW Canada”) to serve as a holding entity for a portion of its Canada wealth management acquisitions. CIPW Canada issued units of CIPW Canada to former owners in Northwood as part of the acquisition consideration.
Under the terms of the unit agreement underlying CIPW and CIPW Canada [together “the Company”], only employees can hold the units while employed which can only be sold to the Company based on a predefined valuation formula, which serves as a proxy for fair value of the unit. In addition, if a unitholder leaves or retires before December 2024 for CIPW and March 2025 for CIPW Canada (the “Vesting Periods”), they receive the lower of their purchase price or fair market value. Due to these conditions, the units are considered cash settled awards granted to employees, and compensation expense for the excess of the formula price over the price paid by employees is recognized over the Vesting Period and is included in selling, general and administrative expenses.
The Company recorded an expense related to the accrual of distributions of earnings payable to the unitholders as at September 30, 2022 which is included in selling, general and administrative expenses.
A summary of the compensation expense and distributions recorded during the three and nine-month periods ended September 30, 2022 is as follows:

	3 months ended	9 months ended
	September 30, 2022	September 30, 2022
Recognition of compensation expense (recovery) of vested units	907	1,413
Distributions	10,960	27,209
Total	11,867	28,622
CI’s liability related to CIPW and CIPW Canada units is as follows:

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

As at
September 30, 2022
Settlement of December 31, 2021 put options payable	364,594
Subscriptions for units	202,755
Settlement of contingent consideration	15,728
Recognition of compensation expense of vested units	1,413
Redemption of units	(980)
Distribution payable	365
Translation	56,941
Balance, September 30, 2022 including CIPW – $458,872 USD	640,816

Unrecognized compensation expense based on September 30, 2022 formula price	5,426

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

6.SHARE CAPITAL
A summary of the changes to CI’s share capital for the period is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiaries, net of issuance costs	3,712	78,916
Issuance of share capital for equity-based plans, net of tax	799	10,825
Share repurchases, net of tax	(17,447)	(147,585)
Common shares, balance, December 31, 2021	197,422	1,810,153
Issuance of share capital on exercise of share options	1	8
Issuance of share capital for equity-based plans, net of tax	49	680
Share repurchases, net of tax	(4,485)	(33,334)
Common shares, balance, March 31, 2022	192,987	1,777,507
Issuance for acquisition of subsidiaries, net of issuance costs	74	1,500
Issuance of share capital for equity-based plans, net of tax	18	294
Share repurchases, net of tax	(4,041)	(36,925)
Common shares, balance, June 30, 2022	189,038	1,742,376
Issuance of share capital for equity-based plans, net of tax	79	1,101
Share repurchases, net of tax	(5,590)	(51,082)
Common shares, balance, September 30, 2022	183,527	1,692,395
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan. The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at September 30, 2022, there are 526 thousand shares [December 31, 2021 – 811 thousand shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $28.67 per share and expire at dates up to 2029. During the three and nine-month periods ended September 30, 2022, CI credited contributed surplus for $48 and $144, respectively, related to compensation expense recognized for the options [three and nine-month periods ended September 30, 2021 – $72 and $217, respectively] .

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options exercised	(3)	27.44
Options cancelled	(1,792)	28.41
Options outstanding, December 31, 2021	811	21.88
Options exercisable, December 31, 2021	274	27.53
Options exercised	(3)	18.99
Options cancelled	(256)	27.40
Options outstanding, March 31, 2022	552	19.34
Options exercisable, March 31, 2022	150	20.28
Options cancelled	(1)	18.99
Options outstanding, June 30, 2022	551	19.34
Options exercisable, June 30, 2022	149	20.29
Options cancelled	(25)	18.99
Options outstanding, September 30, 2022	526	19.36
Options exercisable, September 30, 2022	144	20.34
Options outstanding and exercisable as at September 30, 2022 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	506	6.4	124
28.67	20	0.4	20
18.99 to 28.67	526	6.8	144
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the RSU Plan is as follows:

Number of RSUs [in thousands]	2022	2021
RSUs outstanding, beginning of year	1,437	504
Granted, excluding dividends	1,634	1,783
Granted, dividends	75	58
Exercised	(97)	(849)
Forfeited	(356)	(59)
RSUs outstanding, end of period	2,693	1,437
During the three and nine-month periods ended September 30, 2022, CI credited contributed surplus for $7,094 and $17,859, respectively, related to compensation expense recognized for the RSUs [three and nine-month periods ended September 30, 2021 – $6,412 and $15,935, respectively].
CI uses a trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During three and nine-month periods ended September 30, 2022, 4 thousand and 21 thousand DSUs were granted, respectively, and nil DSUs were exercised [three and nine-month periods ended September 30, 2021 – 4 thousand and 11 thousand DSUs granted, respectively, and nil exercised]. An expense of $28 and expense recovery of $346 were recorded during the three and nine-month periods ended September 30, 2022, respectively [three and nine-month periods ended September 30, 2021 – expense of $214 and $602, respectively]. As at September 30, 2022, included in accounts payable and accrued liabilities is an accrual of $899 for amounts to be paid under the DSU Plan [December 31, 2021 – $1,245].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the three and nine-month periods ended September 30:

	3 months ended	9 months ended	3 months ended	9 months ended
[in thousands]	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2021
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$14,882	$309,239	$43,834	$285,629

Denominator:
Weighted average number of common shares - basic	185,602	190,917	199,321	203,249
Weighted average effect of dilutive stock options and RSU awards (*)	752	714	2,959	2,193
Weighted average number of common shares - diluted	186,354	191,631	202,280	205,442

Net earnings per common share attributable to shareholders
Basic	$0.08	$1.62	$0.22	$1.41
Diluted	$0.08	$1.61	$0.22	$1.39
(*) The determination of the weighted average number of common shares - diluted excludes 533 and 600 thousand shares related to stock options that were anti-dilutive for the three and nine-month periods ended September 30, 2022, respectively [three and nine-month periods ended September 30, 2021 - 350 and 675 thousand shares, respectively].

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at October 31, 2022:

[in thousands]
Shares outstanding at October 31, 2022	186,285
Options to purchase shares	525
RSU awards	2,823
189,633

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

7.DIVIDENDS
The following dividends were paid by CI during the three and nine-month periods ended September 30, 2022:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2021	January 14, 2022	0.18	35,511
Paid during the three-month period ended March 31, 2022			35,511
March 31, 2022	April 15, 2022	0.18	34,748
Paid during the three-month period ended June 30, 2022			34,748
Paid during the six-month period ended June 30, 2022			70,259
June 30, 2022	July 15, 2022	0.18	34,592
Paid during the three-month period ended September 30, 2022			34,592
Paid during the nine-month period ended September 30, 2022			104,851
The following dividends were declared but not paid during the three-month period ended September 30, 2022:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
September 30, 2022	October 14, 2022	0.18	33,035
December 30, 2022	January 13, 2023	0.18	33,035
Declared and accrued as at September 30, 2022			66,070
The following dividends were paid by CI during the three and nine-month periods ended September 30, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
Paid during the three-month period ended March 31, 2021			37,869
March 31, 2021	April 15, 2021	0.18	36,728
Paid during the three-month period ended June 30, 2021			36,728
Paid during the six-month period ended June 30, 2021			74,597
June 30, 2021	July 15, 2021	0.18	36,239
Paid during the three-month period ended September 30, 2021			36,239
Paid during the nine-month period ended September 30, 2021			110,836

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

8.FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	September 30, 2022	December 31, 2021
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	220,438	230,779
Investments	37,590	131,772
Other assets	35,104	48,560
Amortized cost
Client and trust funds on deposit	1,383,306	1,199,904
Accounts receivable	237,339	242,154
Other assets	98,195	59,172
Total financial assets	2,011,972	1,912,341

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	389,716	774,761
Amortized cost
Accounts payable and accrued liabilities	300,986	351,495
Provisions for other liabilities	179,739	177,312
Dividends payable	66,070	71,072
Client and trust funds payable	1,390,562	1,202,079
Long-term debt	3,948,712	3,776,038
Total financial liabilities	6,275,785	6,352,757
CI’s investments as at September 30, 2022 and December 31, 2021 include CI’s marketable securities, which comprise seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at September 30, 2022, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. There have been no transfers between Level 1, Level 2 and Level 3 during the period [year ended December 31, 2021 – a Level 3 investment of $202 was transferred to Level 1].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at September 30, 2022:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	17,815	14,159	—	3,656
Securities owned, at market	19,775	19,775	—	—
Total investments	37,590	33,934	—	3,656
Investments consist of the following as at December 31, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	116,879	33,278	79,946	3,655
Securities owned, at market	14,893	14,893	—	—
Total investments	131,772	48,171	79,946	3,655
Included in other assets are long-term private equity strategic investments of $34 [December 31, 2021 – $202] valued using Level 1 inputs and $35,070 [December 31, 2021 – $48,358] valued using Level 3 inputs.
Included in provisions and other financial liabilities as at September 30, 2022 is put options payable on non-controlling interests of $56,154 [December 31, 2021 – $427,867] and contingent consideration payable of $333,562 [December 31, 2021 – $346,894]. The fair value of the put option payable and contingent consideration payable was determined using a combination of the discounted cash flow or earnings multiple methods, and Monte-Carlo simulations, which are based on significant inputs that are considered Level 3 inputs. This approach also included assumptions regarding the timing in which the minority shareholders will require CI to purchase these non-controlling interests.
Long-term debt as at September 30, 2022 includes debentures with a fair value of $2,634,119 [December 31, 2021 – $3,520,159], as determined by quoted market prices, which have been classified as Level 2 in the fair value hierarchy.
9.    CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at September 30, 2022, cash and cash equivalents of $16,407 [December 31, 2021 – $21,695] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at September 30, 2022 and December 31, 2021, CI met its capital requirements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	September 30, 2022	December 31, 2021
	$	$
Shareholders’ equity	1,659,340	1,588,517
Long-term debt	3,948,712	3,776,038
Total capital	5,608,052	5,364,555
10.SEGMENTED INFORMATION
Effective January 1, 2022, CI has changed its reporting to three reportable segments: Asset Management, Canada Wealth Management and U.S. Wealth Management. Previously, Canada Wealth Management and U.S. Wealth Management were combined in a single segment. This change was a result of the establishment of CIPW and a change in how management evaluates CI’s business and allocates resources. Prior period amounts have been restated to conform to the new segment disclosures for comparative purposes.
•The Asset Management segment includes the results of our asset management business in Canada, which operates under the brand CI Global Asset Management in addition to our asset management business in Australia.
•The Canada Wealth Management segment includes the results of our wealth management operations in Canada which operate under the brands Assante Wealth Management, CI Private Counsel, CI Investment Services, CI Direct Investing, Aligned Capital and Northwood.
•The U.S. Wealth Management segment comprises 24 wealth management businesses, which operate under the brand CI Private Wealth in addition to 3 strategic investments in alternative platforms.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended September 30, 2022 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations and non-segmented items	Total
	$	$	$	$	$
Asset management fees	390,935	—	—	(4,201)	386,734
Trailer fees and deferred sales commissions	(126,829)	—	—	7,600	(119,229)
Net asset management fees	264,106	—	—	3,399	267,505
Canada wealth management fees	—	171,710	—	(42,521)	129,189
U.S. wealth management fees	—	—	164,071	—	164,071
Other revenue	6,555	25,506	4,186	(9,598)	26,649
Foreign exchange gains (losses)	(74,369)	504	(32)	—	(73,897)
Other gains	89	—	13	—	102
Total net revenues	196,381	197,720	168,238	(48,720)	513,619

Selling, general and administrative	98,663	43,790	117,684	(14,563)	245,574
Advisor and dealer fees	—	132,450	—	(34,157)	98,293
Interest and lease finance	992	29	675	36,879	38,575
Amortization and depreciation	4,956	3,211	4,808	—	12,975
Amortization of intangible assets from acquisitions	608	2,083	25,034	—	27,725
Transaction, integration, restructuring and legal settlements	2,615	291	10,183	—	13,089
Change in fair value of contingent consideration	3,214	(713)	19,965	—	22,466
Other expenses	7,156	8,167	1,771	—	17,094
Total expenses	118,204	189,308	180,120	(11,841)	475,791

Income (loss) before income taxes	78,177	8,412	(11,882)	(36,879)	37,828
Provision for income taxes					23,469
Net income for the period					14,359

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended September 30, 2021 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations and non-segmented items	Total
	$	$	$	$	$
Asset management fees	465,621	—	—	(4,693)	460,928
Trailer fees and deferred sales commissions	(152,381)	—	—	8,980	(143,401)
Net asset management fees	313,240	—	—	4,287	317,527
Canada wealth management fees	—	181,679	—	(49,212)	132,467
U.S. wealth management fees	—	—	108,100	—	108,100
Other revenue	3,211	14,809	2,643	(9,505)	11,158
Foreign exchange gains (losses)	(19,040)	692	(31,916)	—	(50,264)
Other losses	(1,102)	—	—	—	(1,102)
Total net revenues	296,309	197,180	78,827	(54,430)	517,886

Selling, general and administrative	109,606	37,837	68,786	(14,332)	201,897
Advisor and dealer fees	—	143,465	—	(40,098)	103,367
Interest and lease finance	544	150	377	30,533	31,604
Amortization and depreciation	5,455	2,418	2,468	—	10,341
Amortization of intangible assets from acquisitions	610	1,692	14,118	—	16,420
Transaction, integration, restructuring and legal settlements	421	111	3,405	—	3,937
Change in fair value of contingent consideration	1,942	—	59,481	—	61,423
Other expenses	1,639	1,797	3,059	—	6,495
Total expenses	120,217	187,470	151,694	(23,897)	435,484

Income (loss) before income taxes	176,092	9,710	(72,867)	(30,533)	82,402
Provision for income taxes					36,967
Net income for the period					45,435

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the nine-month period ended September 30, 2022 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations and non-segmented items	Total
	$	$	$	$	$
Asset management fees	1,242,346	—	—	(13,710)	1,228,636
Trailer fees and deferred sales commissions	(402,666)	—	—	24,196	(378,470)
Net asset management fees	839,680	—	—	10,486	850,166
Canada wealth management fees	—	533,021	—	(135,483)	397,538
U.S. wealth management fees	—	—	497,498	—	497,498
Other revenue	22,300	63,961	13,450	(30,206)	69,505
Foreign exchange gain (losses)	(95,785)	533	(40)	—	(95,292)
Other gain (losses)	(5,394)	—	3	—	(5,391)
Total net revenues	760,801	597,515	510,911	(155,203)	1,714,024

Selling, general and administrative	292,756	128,878	367,381	(46,142)	742,873
Advisor and dealer fees	—	413,973	—	(109,061)	304,912
Interest and lease finance	3,035	91	1,741	105,820	110,687
Amortization and depreciation	14,945	8,452	12,863	—	36,260
Amortization of intangible assets from acquisitions	1,828	5,737	71,679	—	79,244
Transaction, integration, restructuring and legal settlements	3,958	1,480	16,038	—	21,476
Change in fair value of contingent consideration	3,350	(1,291)	(51,482)	—	(49,423)
Other expenses	7,116	15,459	2,829	—	25,404
Total expenses	326,988	572,779	421,049	(49,383)	1,271,433

Income (loss) before income taxes	433,813	24,736	89,862	(105,820)	442,591
Provision for income taxes					132,457
Net income for the period					310,134

Indefinite-life intangibles
Goodwill	1,311,426	358,670	1,917,243	—	3,587,339
Fund contracts	1,771,130	—	26,059	—	1,797,189
Total indefinite-life intangibles	3,082,556	358,670	1,943,302	—	5,384,528

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the nine-month period ended September 30, 2021 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations and non-segmented items	Total
	$	$	$	$	$
Asset management fees	1,340,410	—	—	(13,221)	1,327,189
Trailer fees and deferred sales commissions	(439,733)	—	—	25,948	(413,785)
Net asset management fees	900,677	—	—	12,727	913,404
Canada wealth management fees	—	512,637	—	(140,699)	371,938
U.S. wealth management fees	—	—	224,188	—	224,188
Other revenue	36,180	42,590	4,124	(27,069)	55,825
Foreign exchange gains (losses)	(9,614)	2,580	(14,856)	—	(21,890)
Other gains (losses)	6,942	—	(78)	—	6,864
Total net revenues	934,185	557,807	213,378	(155,041)	1,550,329

Selling, general and administrative	317,337	108,101	142,976	(40,692)	527,722
Advisor and dealer fees	—	406,218	—	(114,348)	291,870
Interest and lease finance	1,687	297	704	74,487	77,175
Amortization and depreciation	17,630	7,304	5,138	—	30,072
Amortization of intangible assets from acquisitions	1,696	3,993	31,954	—	37,643
Transaction, integration, restructuring and legal settlements	15,181	670	6,483	—	22,334
Change in fair value of contingent consideration	11,985	—	94,057	—	106,042
Other expenses	2,153	11,576	7,709	24,920	46,358
Total expenses	367,669	538,159	289,021	(55,633)	1,139,216

Income (loss) before income taxes	566,516	19,648	(75,643)	(99,408)	411,113
Provision for income taxes	—	—	—	—	122,478
Net income for the period					288,635

As at December 31, 2021
Indefinite-life intangibles
Goodwill	1,312,543	308,553	1,634,845	—	3,255,941
Fund contracts	1,774,050	—	28,617	—	1,802,667
Total indefinite-life intangibles	3,086,593	308,553	1,663,462	—	5,058,608

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Geographic segment information:

	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2021
Revenue from external customers	$	$	$	$
Canada	447,044	1,537,153	570,299	1,700,099
United States	176,849	524,289	83,494	220,125
Australia	8,955	31,052	7,494	43,890
Hong Kong	—	—	—	—
Total	632,848	2,092,494	661,287	1,964,114

	As at	As at
	September 30, 2022	December 31, 2021
Non-current assets	$	$
Canada	3,717,678	3,669,613
United States	3,518,914	3,039,774
Australia	102,560	111,069
Hong Kong	3	71
Total	7,339,155	6,820,527
11. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2021
	$	$	$	$
Depreciation of capital assets	3,107	9,236	3,287	9,647
Depreciation of right-of-use assets	5,777	16,066	3,964	10,502
Amortization of intangibles	3,637	9,607	2,660	7,651
Amortization of debenture transaction costs	454	1,351	430	2,272
Total amortization and depreciation	12,975	36,260	10,341	30,072
12.    CHANGE IN FUNCTIONAL CURRENCY
Effective January 1, 2022, the functional currency of all companies within the U.S. Wealth management segment is now the U.S. dollar. Prior to this date, the functional currency of the parent company owning the U.S. RIA’s was considered to be the Canadian dollar. Due to the recent reorganization and formation of CIPW, the operations are considered distinct and independent of the Canadian business. The foreign currency translation previously recorded in the interim condensed consolidated statement of income will now be recorded in the interim condensed consolidated statement of other comprehensive income.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

13.    COMPARATIVE FIGURES
Effective January 1, 2022, CI has changed the presentation of the statement of income and comprehensive income to provide users of the financial statements more information to analyze CI’s revenue and expenses. These changes were applied retrospectively to the prior period.